UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2026

Commission File Number: 001-41999

Linkers Industries Limited
(Registrant’s Name)

Lot A99, Jalan 2A-3, A101 & A102, Jalan 2A, Kawasan Perusahaan MIEL

Sungai Lalang, 08000 Sungai Petani, Kedah Darul Aman, Malaysia

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

The information disclosed under this Form 6-K is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, nor shall it be incorporated by reference into any registration statement or other document pursuant to the Securities Act of 1933, as amended, except as expressly set forth in such filing.

Resignation of Independent Director

On May 29, 2026, the Board of Directors of Linkers Industries Limited received the resignation Ms. Wan Man CHAN (“Ms. Chan”) from her positions as an independent director, a member of the Compensation Committee, Audit Committee, and Nominating and Corporate Governance Committee of Linkers Industries Limited.

Ms. Chan resigned for personal reasons and not as the result of any dispute or disagreement with Linkers Industries Limited or the Board of Directors.

Appointment of Replacement Director

Effective May 29, 2026, Linkers Industries Limited’s Board appointed Ms. Mei Kuen Mak (“Ms. Mak”) as an independent director as well as a member of the Compensation Committee, Audit Committee and Nominating and Corporate Governance Committee.

Ms. Mak meets the Nasdaq Stock Market independence requirements.

Ms. Mak, aged 49, has over 20 years of experience in auditing, financial reporting, financial management and corporate governance practices. Ms. Mak currently serves as the Chief Financial Officer of Quam Plus International Financial Limited, a Hong Kong–based financial services group listed on the Main Board of the Hong Kong Stock Exchange (Stock Code: 00952) since December 2023. From March 2021 to November 2023, she held the positions of Chief Financial Officer and Company Secretary at Goldwave Steel Structure Engineering Limited. Between 2016 and 2018, she acted as the representative of Donvex Capital Limited, providing financial advisory services under a Type 6 License.

Ms. Mak also served as Chief Financial Officer, Company Secretary, and Authorised Representative of Shunten International (Holdings) Limited (formerly known as RM Group Holdings Limited) (Stock Code: 932) from 2011 to 2016, where she was primarily responsible for implementing internal control procedures and overseeing financial reporting, corporate finance, treasury, tax, and other finance-related matters.

From 2010 to 2011, she was the Financial Controller of Grand T G Gold Holdings Limited (Stock Code: 8299), with responsibility for implementing internal control policies.

Earlier in her career, from 1998 to 2010, Ms. Mak worked at Deloitte Touche Tohmatsu, where she managed audit engagements for companies listed on the Hong Kong Stock Exchange, IPO engagements, and special audit assignments such as very substantial acquisitions and connected transactions for clients in the People’s Republic of China and Hong Kong. She was also involved in planning, implementing, and evaluating professional learning programs.

She holds a bachelor’s degree in accountancy and a master’s degree in laws specializing in common law. She is a certified public accountant in Hong Kong, a fellow member of the Association of Chartered Certified Accountants, a fellow member of the Hong Kong Institute of Certified Public Accountants, a fellow member of The Chartered Institute of Management Accountants, a fellow member of both The Chartered Governance Institute and The Hong Kong Chartered Governance Institute (the “HKCGI”), a fellow member of The Taxation Institute of Hong Kong, and a member of The Institute of Chartered Accountants in England and Wales. Ms. Mak completed the ESG Reporting Certification Course and the AML/CFT Certification Course organised by the HKCGI.

Ms. Mak has no family relationships with any of the executive officers or directors of the Company. There have been no transactions in the past two years to which the Company or any of its subsidiaries was or is to be a party, in which Ms. Mak had, or will have, a direct or indirect material interest.

Re-designation of Committees

Following the resignation of Ms. Chan and the appointment of Ms. Mak, the members of the Committees of the Company were redesignated as follows:

	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee
Mr. Wai Kuen Cheung	Chair	Member	Member
Mr. Lionel Khuat Leok Choong	Member	Member	Member
Mr. Norman Chun Kin Hui	Member	Member	Chair
Ms. Lee Chern Koay	Member	Chair	Member
Ms. Mei Kuen Mak	Member	Member	Member

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Linkers Industries Limited

Date: May 29, 2026	By:	/s/ Man Tak Lau
	Name:	Man Tak Lau
	Title:	Chairman of the Board of Directors

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